Special Invitation Follow our conference call 2014 - 2nd Quarter Results
Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA:ITUB4) is pleased to invite you to participate in our conference calls about the 2014 - 2nd quarter results.

The live webcast will be available at www.itau.com.br/investor-relations

Portuguese: 09:30 AM (Brasília time) 08:30 AM (EDT) (55-11) 4688-6361 (55-11) 3193-1001 (55-11) 2820-4001	English: 11:00 AM (Brasília time) 10:00 AM (EDT) (1-866) 262-4553 (toll free from USA) (55-11) 4688-6361, (55-11) 3193-1001 or (55-11) 2820-4001 (in Brazil) (1-412) 317-6029 (other countries)

Alfredo Egydio Setubal Executive Vice President and IRO Caio Ibrahim David CFO (Chief Financial Officer) Marcelo Kopel Corporate Controller & Head of Investor Relations

The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until August, 12, 2014, dial (55 11) 3193-1012 or (55 11) 2820-4012. Access codes: 1692674# (call in Portuguese) and 7861233# (call in English). The slide presentation will be available for viewing and downloading on Wednesday morning. If you have any questions, please contact Mrs. Doris Pompeu at GlobalRI, at (55 11) 5042-6700 or doris.pompeu@globalri.com.br.